UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 12b-25


                         NOTIFICATION OF LATE FILING


                             -------------------
                            |  SEC FILE NUMBER  |
                            |                   |
                            |     000-16791     |
                             -------------------

                             -------------------
                            |   CUSIP NUMBER    |
                            |                   |
                            |    852328301      |
                             -------------------


(Check One):   [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
               [ ] Form N-SAR

               For Period Ended:   March 25, 1998
                                   -------------------
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:
                                                ---------------------------


 Read instruction (on back page) Before Preparing Form, Please Print or Type

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I.  REGISTRANT INFORMATION


                             Stacey's Buffet, Inc.
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Full Name of Registrant


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Former Name if Applicable

                     12812 60th Street, North, Suite 200
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Address of Principal Executive Office (Street and Number)


                         Clearwater, Florida  33760
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City, State and Zip Code


PART II.  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following
should be completed.   (Check box if applicable.)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [NA] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


                              See attachment 1.



PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             Mike Kehoe                        (813)          507-0355
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               (Name)                       (Area Code)   (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).
                                                               [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes  [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              See Attachment 2




                            Stacey's Buffet Inc.
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                (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 12, 1998                By: /s/ PETER J. HURLEY
      -------------------------        ---------------------------------------
                                           Peter J. Hurley, President, CEO,
                                           Chairman of the Board of Directors


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                  ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report with the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ([SECTION] 232.201 or [SECTION] 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ([SECTION] 232.13(b) of this chapter).


Attachment 1.

      During the last few weeks, most of the Company's corporate staff has resigned. The new employees hired to replace them have had to master unfamiliar tasks and the related accounting systems and software in a relatively short period of time which has delayed the timely filing of the Company's 10-Q report.


Attachment 2.


      Stacey's Buffet, Inc. anticipates reporting a net loss of approximately $535,000 or $(.21) per diluted share for the fiscal first quarter ended March 25, 1998 versus net earnings of $700,046 or $.27 per diluted share in the same quarter last year. The 1998 first quarter includes a $235,000 addition to the reserve for store closings and $340,000 in charges associated with closed and underperforming restaurants. The Company also recognized a gain from the sale of four stores during the first quarter of 1998 of approximately $350,000. The first quarter last year included no charges for closed or underperforming restaurants and no restaurants were sold.